Exhibit 12

Black Hills Corporation

Computation of Ratios of Earnings to Fixed Charges and

Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars are in thousands)

Earnings:	2003	2004	2005	2006	2007
Pre-tax income from continued
operations before adjustment for
minority interests in consolidated
subsidiaries or income or loss from
equity investees	$84,470	$82,952	$35,788	$106,705	$147,373
Fixed charges	53,886	54,010	54,555	59,936	53,558
Amortization of capitalized interest	12	12	12	75	199
Distributed income of equity investees	1,873	3,762	12,956	4,304	3,724
Interest capitalized	(363)	—	—	(1,571)	(3,562)
AFUDC – interest	(18)	(71)	(262)	(2,972)	(6,415)
Preference security dividend
requirements of consolidated
subsidiaries	(410)	(472)	(241)	—	—
Total	$139,450	$140,193	$102,809	$166,477	$194,877

Fixed charges:
Interest expense	$48,765	$48,092	$48,633	$51,026	$40,953
Interest capitalized	363	—	—	1,571	3,562
AFUDC – interest	18	71	262	2,972	6,415
AFUDC – other included as a reduction
in interest expense for years 2004 &
2005 only	—	94	432	—	—
Amortized premiums, discounts and
capitalized expenses related to
indebtedness	4,280	5,228	4,924	4,260	2,516
Estimate of interest within rental
expense	50	53	64	107	112
Subtotal	$53,476	$53,538	$54,315	$59,936	$53,558
Preference security dividend
requirements of consolidated
subsidiaries	410	472	241	—	—
Total	$53,886	$54,010	$54,555	$59,936	$53,558

Earnings over fixed charges	2.61x	2.62x	1.89x	2.78x	3.64x
Earnings over fixed charges and
preference security dividend	2.59x	2.60x	1.88x	2.78x	3.64x